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[VIVENDI UNIVERSAL LOGO]





                VIVENDI UNIVERSAL STATEMENT ON APPAC ALLEGATIONS


Paris February 23, 2004 - According to its chairman's declarations, APPAC, the individual shareholders' association, may have filed a complaint for forgery and the use of forged documents against the senior management of Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V].

These accusations, like the other allegations contained in his declarations, are completely groundless. There are no inconsistencies or falsifications in the minutes or extracts of minutes from any Vivendi Universal board meeting.

APPAC's allegations are therefore libelous, and VU will in due time go before the appropriate court, in the same way as it responded to APPAC's wrongful writ of January 16, 2004, by a counterclaim for damages.



IMPORTANT DISCLAIMER
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (<www.sec.gov>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.



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